SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Commission File Number:  001-32229

HOMEX DEVELOPMENT CORP.
(Translation of Registrant’s Name Into English)

ANDADOR JAVIER MINA 891-B
COLONIA CENTRO SINALOA
80200 CULIACÁN, SINALOA, MÉXICO
(Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

FORM 6-K: TABLE OF CONTENTS

1.          Announcement of Homex Development Corp., released on April 15, 2005, regarding the Ordinary Shareholders’ Meeting and the proxy for such meeting.

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ HOMEX DEVELOPMENT CORP.

(Registrant)

Date: April 18, 2005	By:	/s/ CLEOFAS HINOJOSA SAENZ

Cleofas Hinojosa Saenz
Chief Financial Officer

DESARROLLADORA HOMEX, S.A. DE C.V.

CALL
General Shareholders’ Meeting,

          By resolution of the Board of Directors and pursuant to article eigthteen of the corporate by-laws, a General Ordinary Shareholders’ Meeting of DESARROLLADORA HOMEX, S.A. de C.V. is hereby called to be held on April 29, 2005 at 10:00 a.m., at the corporate domicile (domicilio social) of Desarrolladora Homex, S.A. de C.V. in Room A at the Fiesta Inn Hotel, located at Blvd José Diego Valadez No. 1676 Poniente, Desarrollo Urbano Tres Ríos, Culiacan, in the state of  Sinaloa, Mexico, in order to address the matters contained in the following:

AGENDA

I.-Reading, discussion and approval of the report of the Board of Directors pursuant to article 172 of the General Law of Commercial Companies, taking into consideration the Statutory Auditor’s report, and the financial statements for the year ended on December 31, 2004.

II.- Resolution on the application of the results obtained in such fiscal year.

III.- Appointment or ratification, as the case may be, of the members of the Board of Directors, Executive Committee, Secretary and Statutory Auditor with their corresponding alternates and determination of their compensation.

IV.- Presentation of the annual report of the Audit Committee presented by the Board of Directors in terms of article 14 Bis 3, section IV of the Mexican Securities Market Law.

V.-Designation of delegates who will formalize and execute the resolutions adopted by this meeting.

In order to have the right to attend the meeting, the shareholders must evidence their share ownership, 48 hours prior to the time set for the meeting, at the offices of the Secretariat of the Company, which are located in Montes Urales No. 505,  Third Floor, 11000 México City. To that effect, the shareholders shall be registered in the Stock Registry Book of the Company. It is hereby reminded to the shareholders that according to what is set forth in article nineteen of the corporate by-laws of the company, only the persons registered as shareholders in the Stock Registry Book are entitled to attend or to be represented at the meeting, considering the records in the mentioned registry are based upon evidences issued by S.D. INDEVAL, S.A. de C.V., Institución para el Depósito de Valores, and the accompanying lists contemplated in article 78 of the Mexican Securities Market Law. The shareholders can be represented by legal representatives whose capacities shall be acknowledged by means of a power-of-attorney, granted in terms of the format prepared by the company pursuant with section c), paragraph VI of Article 14 Bis 3 of the Mexican Securities Market Law, or by means of a general or special power-of-attorney granted in terms of the corresponding legislation. The above-mentioned formats will be available for the shareholders or for their legal representatives, at the above-mentioned Secretary’s domicile, as of this date.

Culiacán, Sinaloa, April 10, 2005.

Ing. Eustaquio Tomás De Nicolás Gutiérrez
Chairman of the Board of Directors

DESARROLLADORA HOMEX S.A. DE C.V.

Instructions to [__________________], as Depositary
(Must be received prior to 5:00 p.m. on April 25, 2005)

          The undersigned holder of American Depositary Receipts hereby requests and instructs [__________________], as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of shares of other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt of Desarrolladora Homex, S.A. de C.V. registered in the name of the undersigned on the books of the Depositary as of the close of business on [_________, 2005], at the General Ordinary Shareholders’ Meeting of Desarrolladora Homex, S.A. de C.V. to be held at 10:00 a.m. on April 29, 2005 at the corporate domicile (domicilio social) of Desarrolladora Homex, S.A. de C.V. in Room A at the Fiesta Inn Hotel, located at Blvd José Diego Valadez No. 1676 Poniente, Desarrollo Urbano Tres Ríos, Culiacan, in the state of  Sinaloa, Mexico, and at any adjournment or postponement thereof, on the matters specified on the reverse side.

NOTE:

1.

Please direct the Depositary how to vote by completing the reverse side. This voting Instruction card, when properly executed and returned, will be a request to the Depositary to Vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein.

2.	If no instruction is received, the Depositary will deem the Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Issuer.

To change your address, please mark this box ☐
To include any comments, please mark this box. ☐

Please complete and date this proxy on the reverse side and return it promptly in the accompanying envelope.

AGENDA

	For	Against	Abstain
  Reading, discussion and approval of the report of the Board of Directors pursuant to article  172 of the General Law of Commercial Companies, taking into consideration the Statutory Auditor’s report, and the financial statements for the year ended on December 31, 2004.

Resolution on the application of the results obtained in such fiscal year.
  Appointment or ratification, as the case may be, of the members of the Board of Directors, Executive Committee, Secretary and Statutory Auditor with their corresponding alternates and determination of their compensation.

Presentation of the annual report of the Audit Committee presented by the Board of Directors in terms of article 14 Bis 3, section IV of the Mexican Securities Market Law.
Designation of delegates who will formalize and execute the resolutions adopted by this meeting.